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                             May 14, 2024

       Kyle Lorentzen
       Chief Fianancial Officer
       CommScope Holding Company, Inc.
       3642 E. US Highway 70
       Claremont , North Carolina 28610

                                                        Re: CommScope Holding
Company, Inc.
                                                            Form 10-K for the
year ended February 29, 2024
                                                            Form 10-Q for the
Period Ended March 31, 2024
                                                            File No. 001-36146

       Dear Kyle Lorentzen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended March 31, 2024

       Notes to Unaudited Condensed Consolidated Financial Statements Asset Impairments
       Goodwill, page 9

   1. We note that you performed a goodwill impairment test before and after the change in the composition of your
reporting units and that no impairment existed and none was
                                                        identified during the
three months ended March 31, 2024. Please tell us if you performed impairment testing at
March 31, 2024. Given the deterioration in your operating results
                                                        (i.e., decreases in net
sales, operating income and cash flows from operations) and the outlook for the
remainder of 2024, tell us and disclose in future filings the percentage by which your estimated
fair value exceeded its carrying value for each reporting unit and the specific key
assumptions used in the fair value determination as of the date of your most recent impairment test.
Please refer to Item 303(b)(3) of Regulation S-K.
       Form 10-K for the year ended February 29, 2024
 Kyle Lorentzen
CommScope Holding Company, Inc.
May 14, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 45

2. Please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-
         8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameKyle Lorentzen                              Sincerely,
Comapany NameCommScope Holding Company, Inc.
                                                              Division of
Corporation Finance
May 14, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName